

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 17, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of American Century ETF Trust, under the Exchange Act of 1934.

- Avantis Emerging Markets Equity ETF
- Avantis International Equity ETF
- Avantis International Small Cap Value ETF
- Avantis U.S. Equity ETF
- Avantis U.S. Small Cap Value ETF

Sincerely,

